Exhibit 99.1

Pan American Silver produced 6.2 million ounces of silver and 29,900 ounces of gold during the second quarter of 2013

(Unaudited results - All amounts in US dollars unless otherwise stated and all production figures are approximate)

VANCOUVER, Aug. 15, 2013 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company", or "Pan American") produced 6.2 million ounces of silver and 29,900 ounces of gold during the quarter ended June 30, 2013, generating revenue of $175.6 million and operating cash flows before interest and income taxes of $23.7 million.  Given the sharp decline in precious metals during the reporting quarter, the Company incurred a net loss of ($187.1) million or ($1.23) per share, which included a $185.2 million non-cash impairment charge mainly against the goodwill that arose from the purchase of the Dolores mine last year.

Second Quarter 2013 Highlights (unaudited) (1)

•         Silver production of 6.2 million ounces.

•         Gold production of 29,900 ounces.

•         Consolidated cash costs (2) of $12.09 per ounce of silver, net of by-product credits.

•         Mine operating earnings (3) of $3.8 million.

•         Net loss of ($187.1) million or ($1.23) per share.

•         Adjusted net loss(4)of ($9.9) million or ($0.07) per share.

•         Operating cash flows(5), before interest and income taxes, of $23.7 million or $0.16 per share.

•         Net cash generated from operating activities of $0.5 million.

•         Recorded an impairment charge of $185.2 million mainly against the goodwill that arose from the purchase of the Dolores mine last year.  The post-impairment carrying value of Dolores is $872.5 million.

•         Revenue of $175.6 million.

•         Paid $18.9 million in cash dividends to holders of common shares.

•         Invested $1.3 million to repurchase 80,000 common shares.

Financial Position (at June 30, 2013)
• Cash and short term investments of $440 million. • Working capital of $701.1 million.

(1)	Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited; percentages compare period-on-period.
(2)	Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash costs per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company's cash costs per ounce may not be comparable to similarly titled measures used by other entities. See "Financial and Operating Highlights" below for a reconciliation of this measure to the Company's production costs, depreciation and amortization, and royalties (1)
(3)	Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations. Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties. The Company and certain investors use this information to evaluate the Company's performance.
(4)	Adjusted loss is a non-GAAP measure calculated as net earnings for the period adjusting for the gain or loss recorded on fair market value adjustments on the Company's outstanding warrants. The Company considers this measure to better reflect normalized earnings as it does not include unrealized gains or losses from outstanding warrants, which may be volatile from period to period.
(5)	Operating cash flows before interest and income taxes paid is a non-GAAP measure. This non-GAAP measure is used by the Company to manage and evaluate operating performance and the Company considers this measure to better reflect normalized cash flow generated by operations. Cash flow from operations per share is a non-GAAP measure. Cash flow from operations before interest and income taxes paid is used as a measure of return on capital and is calculated using cash flow from operations, before interest and income taxes paid, divided by basic weighted average shares outstanding.

Geoff Burns, President & CEO, commented on the second quarter 2013 results, "The second quarter was a challenging time for Pan American. A somewhat weaker than expected production quarter coupled with the precipitous fall in silver and gold prices severely squeezed our operating margins, forced us to recognize negative pricing adjustments and inventory write-downs, and to book an impairment on the long-term net realizable value of the Dolores mine, which we acquired last year."  Burns continued, "But we have responded. We have retuned and refocused our mining operations, cut our exploration programs and reduced our overheads in order to weather the current price downturn and maintain our financial strength.  I am confident that even if prices remain at current levels, we will see a vastly improved second half of the year, with higher production, lower costs and increased cash flow from our operations.  Pan American remains in solid financial health with excellent liquidity and only minor debt levels, and the steps we have taken over the last three months will make us a more productive and robust company."

Financial Results

During the second quarter of 2013, Pan American generated $175.6 million in revenues, or 12% less than in the comparable quarter of 2012.  Lower revenues were a consequence of the sharp decline in precious metals prices, partially offset by greater quantities of silver, gold, zinc and lead sold.  On average, during the quarter the Company sold silver at $22.68 per ounce and gold at $1,423 per ounce, which was 23% and 12% lower year-on-year, respectively.  Prices for zinc and copper declined as well to $1,841 per tonne and $7,127 per tonne, respectively, which was 4% and 13% less than a year ago. Lead prices rose marginally year-on-year to $2,049 per tonne, 2% up.  Silver and gold remain the most important sources of revenue for the Company, contributing 64% and 22% to consolidated revenues, respectively, while base metals contributed a combined 14% to the Company's total revenues.

During the second quarter of 2013, Pan American recorded a net loss of ($187.1) million or ($1.23) per share, compared to net income of $37 million a year ago.  The net loss was due primarily to a $185.2 million non-cash impairment charge (net of tax and impairment reversals) on the value of the Dolores mine, thereby decreasing its carrying value to $872.5 million.  The impairment charge was taken in recognition of the deterioration of precious metals prices, the potential effect of the proposed Mexican mining royalty, and applying an increased risk-adjusted project-specific discount rate of 6%.  Net earnings were also negatively affected by a ($9.9) million foreign exchange loss resulting mainly from the Company's policy of holding up to 40% of its cash in Canadian dollars, a ($10.3) million prior-period pricing adjustment to provisionally priced concentrates shipped in prior periods, a ($13.2) million inventory write-down to net realizable value, partially offset by a $3.9 million gain on the sale of mineral properties, a $16.8 million gain on derivatives, and a $3.4 million impairment recovery associated with the terminated Esperanza transaction, included in the net impairment charge.

After adjusting for the impairment charge, the inventory write-down, and the gains on the sale of mineral properties and derivatives, Pan American recorded an adjusted loss of ($9.9) million or ($0.07) per share.

Mine operating earnings generated during the quarter ended June 30, 2013 were $3.8 million, significantly lower year-on-year.  The decline was directly attributable to sharply lower metal prices compared to a year ago, the inventory write-downs to net realizable value ($13.2 million) and the ($10.3) million negative pricing adjustments previously mentioned.

Operating cash flow before interest and income taxes paid during the second quarter of 2013 was $23.7 million, or $0.16 per share.

At June 30, 2013, Pan American had $440.2 million in cash and short term investments, and working capital of $701.1 million.  The Company continues to maintain a robust balance sheet, with only $61.6 million of debt, consisting of $8.1 million in long-term capital lease obligations, $34.9 million in convertible notes acquired in connection with the Minefinders' transaction, and an unsecured bank loan for $18.6 million that is denominated in Argentine pesos.

Due to the sharp decline in precious metals prices, the Company evaluated alternatives to mitigate the financial risk of further price erosion and decided to protect a portion of its future precious metals production associated with its higher-cost Peruvian and Argentine operations.  Subsequent to the end of the current quarter, Pan American entered into forward contracts of up to 12 months for a maximum of 25% of its forecast precious metals production.  To date, Pan American has 5.3 million ounces of silver and 24,000 ounces of gold under contract, at average prices of $20.43 per ounce of silver and $1,323 per ounce of gold, which will settle monthly between August 2013 and June 2014.

In addition to hedging a proportion of its production, the Company also immediately instituted cost reduction measures, reducing general and administrative expenses and cutting back on its exploration and project development plans.  As a result, general and administration expense was reduced to $4.6 million in the second quarter of 2013, down 25% as compared to a year ago, and exploration and project development expenses were reduced by 49% to $5.6 million as compared to the second quarter of 2012.  Further cost control measures and production enhancement initiatives were implemented at our regional offices and mining operations.  The Company expects to see the full benefits of these programs in the third quarter of this year.

During the second quarter of 2013 the Company paid $18.9 million in cash dividends to holders of its common shares and repurchased approximately 80,000 shares under the current normal course issuer bid for total consideration of approximately $1.3 million.  At June 30, 2013, Pan American had 151,410,712 common shares issued and outstanding.

Income taxes for the second quarter of 2013 were $4.7 million, $21.8 million lower year-on-year, and the effective tax rate was (2.60%).  Effective rates vary considerably between periods and from the amounts that would result from applying the Canadian statutory income tax rates to earnings before income taxes.  Please refer to the current quarter's MD&A for a detailed tax rate reconciliation.

Production and Operations

During the quarter ended June 30, 2013, Pan American produced 6.2 million ounces of silver, 3% less than a year ago.  The silver production decline was primarily due to fewer ounces produced at Manantial Espejo and Dolores, partially offset by small production gains at some of the Company's other operations.

The Company's Mexican operations produced a total of 3.2 million ounces during the second quarter of 2013.  At 1.3 million ounces, Alamo Dorado was once again the largest silver producer in our portfolio, followed by La Colorada with 1.2 million ounces produced.  At Dolores, production was hindered by a one-month delay in completing construction of the extension to leach pad 2, thereby preventing efficient pad loading and leaching, which resulted in an 18% decline in silver production to 0.8 million ounces.

In Peru, Huaron produced 0.8 million ounces of silver, an increase of 21% compared to the second quarter of 2012, on higher throughput, grades and recoveries.  At Morococha, higher throughput and recoveries were offset by lower grades and silver production was 0.6 million ounces, slightly higher year-on-year.

In Bolivia, increased throughput and recoveries were offset by lower grades at San Vicente, where silver production was 0.9 million ounces during the second quarter of 2013, basically the same as the previous year.

In Argentina, Manantial Espejo produced 0.7 million ounces of silver during the second quarter, 24% less than in the same quarter last year.  The decline was due to lower throughput and grades as mining and processing were both hampered by lingering effects from stringent import restrictions, particularly relating to the lead time in obtaining spare parts.

The Company's consolidated gold production for the second quarter of 2013 declined 7% year-on-year to 29,900 ounces.  The fall was due to lower gold production at Dolores and Alamo Dorado, partially offset by a 7% production increase at Manantial Espejo on account of mine sequencing.

Base metals production during the second quarter of 2013 was 10,600 tonnes of zinc, or 26% higher year-on- year, 3,500 tonnes of lead, or 26% higher year-on-year and 1,260 tonnes of copper, or 21% higher year-on-year.

At $12.09 per ounce of silver, net of by-product credits, Pan American's consolidated cash costs for the second quarter of 2013 rose 9% year-on-year, but were well within management's guidance for 2013.  The rise in cash costs was attributable to lower by-product credits and cost increases at the Company's Mexican operations on a stronger Mexican peso, partially offset by the disposal of the high-cost Quiruvilca mine, lower royalty payments on lower realized metal prices, inventory increases and adjustments and the positive effect of a weaker Peruvian Sol on operating costs in Peru.

During the quarter ended June 30, 2013, Pan American spent a total of $35.3 million in sustaining capital at its seven operations, 11% less than in the previous quarter, distributed as follows: $5.9 million at La Colorada, $2.5 million at Alamo Dorado, $9.4 million at Dolores, $5.5 million at Huaron, $6.2 million at Morococha, $2.1 million at San Vicente and $3.7 million at Manantial Espejo.  In addition, the Company spent $11.5 million at Dolores on the expansion of leach pad 2 and construction of leach pad 3.  The expansion of leach pad 2 was completed in early June, and now provides sufficient capacity through the fourth quarter of this year, at which time it is expected the first phase of Pad 3 will be ready for ore stacking.

Organic Growth Opportunities

At Dolores, preliminary work on the pulp agglomeration project looks extremely encouraging at our reserve prices for silver and gold.  However, the Company is continuing with its evaluation of this project and mine expansion opportunities in light of the persisting lower market prices for precious metals.  The Company has decided to spend $2 to $3 million to proceed with basic engineering on the agglomeration project, which would put the Company in a good position to advance the project should the continued evaluation work prove positive and gold and silver prices improve.

At La Colorada, work to evaluate a new shaft and mine expansion project remains on track to complete a technical study in the fourth quarter of 2013.

2013 Outlook

During the first half of 2013, Pan American produced 12.5 million ounces of silver and 62,000 ounces of gold at cash costs of $11.71 per ounce of silver, net of by-product credits.  As mentioned, the Company has implemented a series of focused programs at all of its operations to find operational enhancements and to reduce costs.  While not apparent during the current quarter, these programs are beginning to bear fruit.  In particular, production at Dolores has rebounded significantly in July and early August and significant cash cost decreases were realized in July at both Huaron and Morococha.  Management believes that production of both gold and silver will increase in the second half of the year and cash costs should decline, despite lower by-product credits.  Consequently, the Company is confirming its full-year production guidance of 25 to 26 million ounces of silver, at cash costs of $11.50 to $12.80 per ounce of silver, net of by-product credits.

Full details of our forecast silver production and cash costs for the next two quarters and full-year 2013 are presented in the following table:

	Silver Production (Million Ounces)			Cash Costs Per Ag Ounce (Net of By-Product Credits)*
	H1 2013 Actual	H2 2013 Estimate	Full Year 2013 Estimate	H1 2013 Actual	H2 2013 Estimate	Full Year 2013 Estimate
La Colorada	2.26	2.34 - 2.44	4.60 - 4.70	$9.75	$9.92 - $10.75	$9.84 - $10.24
Alamo Dorado	2.59	2.51 - 2.71	5.10 - 5.30	$7.13	$7.45 - $8.96	$7.29 - $8.03
Dolores	1.58	1.52 - 1.72	3.10 - 3.30	$4.91	$9.44 - $13.44	$7.27 - $9.08
Huaron	1.55	1.65 - 1.75	3.20 - 3.30	$16.55	$16.77 - $18.22	$16.67 - $17.41
Morococha (92.25%)	1.08	1.22 - 1.32	2.30 - 2.40	$21.89	$16.08 - $18.44	$18.69 - $20.06
San Vicente	1.91	1.79 - 1.89	3.70 - 3.80	$17.35	$14.02 - $14.21	$15.69 - $15.83
Manantial Espejo	1.49	1.51 - 1.71	3.00 - 3.20	$12.36	$14.70 - $19.53	$13.61 - $15.97
TOTAL	12.46	12.54 - 13.54	25.00 - 26.00	$11.71	$11.89 - $13.89	$11.80 - $12.80

*	In the estimate for cash costs per silver ounce, net of by-product credits, metal prices assumed for H2 2013 are: $1,200 per ounce of gold, $1,925 per tonne of zinc, $1,975 per tonne of lead and $7,800 per tonne of copper.

In addition, Pan American expects to produce 125,000 to 135,000 ounces of gold, 38,500 to 41,500 tonnes of zinc, 12,500 to 13,500 tonnes of lead and 4,500 to 5,000 tonnes of copper.

Commenting on the Company's operating results, Steve Busby, Chief Operating Officer, said; "While we were able to increase our silver production at five of our seven operations (La Colorada, Alamo Dorado, Huaron, Morococha and San Vicente), as compared to the second quarter of 2012, it wasn't sufficient to offset the production shortfalls we experienced at Dolores and Manantial Espejo.  At Dolores, our silver and gold production suffered from delays in completing the leach pad 2 expansion, which have now been rectified.  At Manantial Espejo, silver production was hindered by poor equipment availabilities, as the stocking of adequate spare parts for the mechanical equipment continues to lag behind the needs of the operation."  Busby continued, "We have finished the expansion of leach pad 2 at Dolores and are entering a higher-grade cycle at Manantial Espejo, so in spite of some of the second quarter challenges, we remain on track to meet our annual production and cash cost guidance and I am expecting much improved performance and lower costs in the third and fourth quarters.  My confidence of this has been further increased following the results we have seen during July and so far in August."

About Pan American

Pan American's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia and several development projects in USA, Mexico, Peru and Argentina.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss these results on Thursday, August 15, 2013 at 1:00 pm ET (10:00 am PT). To access the conference, North American participants dial toll number 1-604-638-5340. International participants dial 1-604-638-5340. A live audio webcast and Power Point presentation can be accessed at http://services.choruscall.ca/links/pan130815.html. The call will be available for replay for one week after the call by dialing 1-604-638-9010 and entering code # 6218 followed by the # sign.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURE - CASH COSTS PER OUNCE
THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CASH COSTS OF PRODUCTION OF AN OUNCE OF SILVER FOR OUR OPERATING MINES.  CASH COSTS PER OUNCE PRODUCED IS CALCULATED AS FOLLOWS:

•	EXCEPT AS OTHERWISE NOTED, CASH COSTS PER OUNCE PRODUCED IS CALCULATED BY DIVIDING TOTAL CASH COSTS BY TOTAL SILVER OUNCES PRODUCED AT THE RELEVANT MINE OR MINES
•	TOTAL CASH COSTS INCLUDE MINE OPERATING COSTS SUCH AS MINING, PROCESSING, ADMINISTRATION, ROYALTIES AND OPERATING TAXES, BUT EXCLUDE AMORTIZATION, RECLAMATION COSTS, FINANCING COSTS AND CAPITAL DEVELOPMENT AND EXPLORATION. CERTAIN AMOUNTS OF STOCK-BASED COMPENSATION ARE EXCLUDED AS WELL

CASH COST PER OUNCE OF SILVER PRODUCED IS INCLUDED IN THIS NEWS RELEASE BECAUSE CERTAIN INVESTORS USE THIS INFORMATION TO ASSESS OUR PERFORMANCE AND ALSO TO DETERMINE OUR ABILITY TO GENERATE CASH FLOW FOR USE IN INVESTING AND OTHER ACTIVITIES.  THE INCLUSION OF CASH COSTS PER OUNCE PRODUCED MAY ENABLE INVESTORS TO BETTER UNDERSTAND YEAR-OVER-YEAR CHANGES IN OUR PRODUCTION COSTS, WHICH IN TURN AFFECT PROFITABILITY AND CASH FLOW.

CASH COSTS PER OUNCE PRODUCED DOES NOT HAVE A STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS.  INVESTORS ARE CAUTIONED THAT CASH COSTS PER OUNCE PRODUCED SHOULD NOT BE CONSIDERED IN ISOLATION OR CONSTRUED AS A SUBSTITUTE TO COSTS DETERMINED IN ACCORDANCE WITH CANADIAN ACCOUNTING STANDARDS AS PRESCRIBED UNDER IFRS AS AN INDICATOR OF PERFORMANCE.  OUR METHOD OF CALCULATING CASH COSTS PER OUNCE PRODUCED MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR CASH COSTS PER OUNCE PRODUCED MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER ENTITIES.  SEE OUR MD&A FOR THE YEAR ENDED DECEMBER 31, 2012 FILED ON SEDAR AT WWW.SEDAR.COM FOR A RECONCILIATION OF CASH COSTS PER OUNCE PRODUCED TO THE MOST DIRECTLY COMPARABLE ACCOUNTING MEASURE UNDER IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS AND THE TIMING OF SUCH PRODUCTION; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS INCLUDING, BUT NOT LIMITED TO RECENT PROPOSED CHANGES TO THE LAWS IN MEXICO RELATING TO A NEW MINING ROYALTY; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION IN ARGENTINA AND, IN PARTICULAR, IN THE PROVINCE OF CHUBUT AND THEIR EFFECTS ON THE COMPANY AND ITS ASSETS; THE TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ABILITY OF THE COMPANY TO ACHIEVE  ANY PLANNED EXPANSIONS AND DEVELOPMENT, INCLUDING BUT NOT LIMITED TO, POTENTIAL OPPORTUNITIES AT THE DOLORES MINE IN CONNECTION WITH THE PULP AGGLOMERATION PROJECT AND EXPANSION OF THE LA COLORADA MINE, THE TIMING FOR THE SAME AND THE EXPECTED RESULTS OF ANY SUCH OPPORTUNITIES OR EXPANSIONS; THE ABILITY OF THE COMPANY TO REDUCE CAPITAL COSTS AND THE EFFECTS OF SUCH REDUCTION MEASURES ON THE COMPANY; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS AND LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS AND THE EFFECTS OF LABOUR LAWS IN THOSE COUNTRIES IN WHICH THE COMPANY OPERATES; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights

	Three months ended June 30,		Six months ended June 30,
	2013	2012(1)	2013	2012(1)
Consolidated Financial Highlights
(Unaudited in thousands of U.S. Dollars, except per share amounts)

Net (loss) earnings for the period	$(187,095)	$37,037	$(167,019)	$87,282
(Loss) earnings per share attributable to common shareholders (basic)	$(1.23)	$0.24	$(1.10)	$0.67
Adjusted (loss) earnings for the period(2)	$(9,927)	$8,225	$31,266	$77,368
Adjusted (loss) earnings per share attributable to common shareholders (basic)	$(0.07)	$0.05	$0.21	$0.60
Mine operating earnings	$3,814	$51,517	$78,630	$153,413
Net cash generated from (used in) operating activities	$469	$(5,200)	$32,720	$32,195
Operating cash flows before interest and income taxes	$23,674	$23,458	$101,284	$142,103
Capital spending	$44,331	$32,809	$84,024	$52,825
Dividends paid	$18,927	$5,770	$37,948	$9,689
Shares repurchased	$1,298	$23,482	$6,740	$23,482
Cash and short-term investments	$440,154	$519,759	$440,154	$519,759
Working capital(3)	$701,106	$769,104	$701,106	$769,104

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	2,474,762	2,511,691	4,946,348	3,667,740
Silver metal - ounces	6,185,975	6,399,446	12,464,197	11,902,405
Gold metal - ounces	29,913	32,244	62,033	51,740
Zinc metal - tonnes	10,608	8,429	20,302	19,461
Lead metal - tonnes	3,504	2,775	6,653	6,790
Copper metal - tonnes	1,256	1,037	2,318	2,016

Consolidated Cost per Ounce of Silver (net of by-product credits) (4)

Total cash cost per ounce	$12.09	$11.85	$11.71	$11.23
Total production cost per ounce	$17.69	$17.27	$17.49	$15.87

Payable ounces of silver (used in cost per ounce calculations)	5,861,268	6,072,220	11,819,818	11,245,214

(1)	Certain 2012 balances have been recast to reflect the effects of finalizing the purchase price allocation of the Minefinders transaction during the 2013 first quarter.
(2)	Adjusted (loss) earnings and adjusted (loss) earnings per share attributable to common shareholders are non-GAAP measures. Adjusted (loss) earnings is calculated as net (loss) earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, the transaction costs arising from the Minefinders transaction gain or loss on sale of assets and the effect for taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.

	Three months ended June 30,		Six months ended June 30,
Adjusted (Loss) Earnings Reconciliation	2013	2012	2013	2012
Net (loss) earnings for the period	$(187,095)	$37,037	$(167,019)	$87,282
Adjust derivative gain	(16,782)	(21,246)	(14,133)	(23,906)
Adjust impairment of mineral property	185,187	-	203,443	-
Adjust net realizable value of inventory	13,229	-	13,229	-
Adjust unrealized foreign exchange losses	3,237	1,804	7,564	9,651
Adjust unrealized (loss) gain on commodity contracts	645	(513)	(623)	(513)
Adjust gain on sale of assets	(3,896)	(11,220)	(7,964)	(11,308)
Adjust acquisition costs	-	2,363	-	16,162
Adjust for effect of taxes	(4,452)	-	(3,231)	-
Adjusted (loss) earnings for the period	$(9,927)	$8,225	$31,266	$77,368

(3)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
(4)	Consolidated cost per ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flows and is well understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact
Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 08:00e 15-AUG-13